UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
___________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 001-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2013 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Administrative Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Atlanta, Georgia
June 19, 2014

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Plan's interest in Master Trust, at fair value	$12,142,463	$9,976,090
Receivables:
Notes receivable from participants	2,190,888	1,838,664
Total receivables	2,190,888	1,838,664
Net assets reflecting investments at fair value	14,333,351	11,814,754
Adjustment from fair value to contract value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(7,687)	(92,379)
Net assets available for benefits	$14,325,664	$11,722,375

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment Income:
Plan's interest in income of Master Trust	$1,661,928	$1,132,866
Interest on notes receivable from participants	71,795	61,598
Total investment income	1,733,723	1,194,464
Contributions:
Participant	1,285,693	1,178,105
Employer	716,186	681,403
Total contributions	2,001,879	1,859,508
Total additions	3,735,602	3,053,972
Deductions from net assets attributed to:
Benefits paid to participants	1,112,110	994,602
Administrative expenses	20,203	15,294
Total deductions	1,132,313	1,009,896
Net increase	2,603,289	2,044,076
Net assets available for benefits:
Beginning of year	11,722,375	9,678,299
End of year	$14,325,664	$11,722,375

See accompanying notes to the financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of the Plan
The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc., the Plan sponsor (the Company), working and residing in Puerto Rico. The Company is a wholly-owned subsidiary of Home Depot Latin America Holdings, Inc., which is owned by Home Depot International, Inc. (HDI). HDI is, in turn, a wholly-owned subsidiary of The Home Depot, Inc. (the Parent Company).
Associates are eligible to participate in the Plan for purposes of making before-tax contributions after completing 90 days of service. Participants are eligible for the Company's matching contributions, and temporary associates are eligible to make before-tax contributions, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, associates who are not bona fide residents of Puerto Rico, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is intended to qualify under Articles 1081.01(b)-1 through 1081.01(b)-5 of the Puerto Rico Internal Revenue Code of 2011, as amended (PRIRC of 2011). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended, excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of the Parent Company. Banco Popular de Puerto Rico is the trustee of the Plan.

(b)	Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis subject to regulatory limitations, and participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Articles 1081.01(b)-1 through 1081.01(b)-5 of the PRIRC of 2011. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Administrative Committee. The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax contributions. If the participant has made no affirmative investment election with respect to before-tax contributions, the default is the appropriate LifePath Fund based on the participant's age.

(c)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service. Effective January 1, 2010, each participant who completes an hour of service on or after January 1, 2010 becomes 100% vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting date above.
A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

(e)	Payment of Benefits
Upon death, disability, or termination of service for any other reason, hardship, or attaining age 59½, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or Parent Company stock in accordance with the terms of the Plan.

(f)	Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding note balance in the preceding 12 months or 50% of their total vested account balance less the $50 fee. Note terms range from one to four years. The notes bear interest at a rate equal to the prime rate plus 1% at the time of the note. Certain notes with terms greater than four years remain outstanding. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document and loan policy.

(g)	Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2013 and 2012, unallocated forfeitures totaled $10,930 and $7,535, respectively. In 2013 and 2012, forfeitures in the amount of $7,535 and $5,820, respectively were used to reduce employer contributions.

(h)	Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include all administrative and other costs not paid by the Company.
(2) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through the date the financial statements were issued.

(b)	Investment Valuation and Income Recognition
The Plan invests only in the Master Trust. Investments within the Master Trust are valued as follows:
Shares of registered investment companies, the Rainier Large-Cap Growth Fund, the TimesSquare Mid-Cap Growth Strategy Fund, the TS&W Small-Cap Value Fund, the Stephens Small-Cap Growth Fund and the Schwab Personal Choice Retirement Account (PCRA) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The JP Morgan Stable Value Fund is valued as described below. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Parent Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on a trade date basis.
The JP Morgan Stable Value Fund invests primarily in synthetic investment contracts and insurance company separate account contracts issued by insurance companies and banks that are fully benefit-responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the Statements of Net Assets Available for Benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. Additional information on the JP Morgan Stable Value Fund is discussed in Note 3.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedules.

(c)	Payment of Benefits
Benefits are recorded when paid.

(d)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's fully benefit-responsive investment contracts which, though stated at fair value, are adjusted to contract value within the Statements of Net Assets Available for Benefits. In addition, the carrying amount of notes receivable from participants is a reasonable approximation of the fair value due to the short-term nature of these instruments.
(3) JP Morgan Stable Value Fund
Through the Master Trust, the Plan invests in a separate account, the JP Morgan Stable Value Fund (the Fund), which owns fully benefit-responsive investment contracts. As a result of ASC 962, the Plan's investment in the Fund is presented at fair value in the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value as a decrease of $7,687 as of December 31, 2013 and a decrease of $92,379 as of December 31, 2012. The fair value of the Fund as of December 31, 2013 and 2012 was $3,574,879 and $3,739,349, respectively. The fair value of the Fund equals the total of the fair value of the underlying assets plus the fair value of the wrap contract, which is calculated using the market approach discounting methodology, which incorporates the difference between current market level rates for the contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of year end.
A synthetic investment contract (SIC), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Fund. The assets underlying the Fund's wrap contracts are units of fixed income collective investment trusts (Prudential, Royal Bank of Canada, State Street Bank and Transamerica each with credit ratings of AA-). An insurance company separate account is a book value contract issued from within an insurance company separate account that bundles the book value wrap contract and underlying fixed income portfolio (Metlife with a credit rating of AA-). The contract is backed by a portfolio of marketable fixed income securities owned by the insurance company, but segregated and insulated from the general account. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.
The Plan's interest in the underlying fixed income collective investment trusts in which the Fund invests is calculated by applying the Fund's ownership percentage in these underlying fixed income collective investment trusts to the total fair value of the underlying fixed income collective investment trusts. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and the adjustments to contract value reported in the Statements of Net Assets Available for Benefits.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with participants are probable of occurring.
The average market yield of the Fund for the years ended December 31, 2013 and 2012 was 1.59% and 1.32%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2013 and 2012 was 1.91% and 2.09%, respectively.
(4) Puerto Rico Income Taxes
The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated (a) January 4, 1999 and April 13, 2005 that the Plan and Master Trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (PRIRC of 1994), and (b) April 11, 2014 that the Plan and Master Trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 2011 (PRIRC of 2011). The Administrative Committee of the Plan believes the Plan and Master Trust continue to be designed and are currently being operated in material compliance with the applicable requirements of the PRIRC of 2011.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2010.
(5) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event the Plan is terminated, participants will become 100% vested in their accounts.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

(6) Investments
The Plan's assets are held in a Puerto Rico trust which is invested in a Master Trust administered by The Northern Trust Company as more fully described in Note 7. Plan participants may direct the investment of their accounts on a daily basis in a number of investment options available under the Plan. A description of the Plan's investment options follows:

•	The Home Depot, Inc. Common Stock Fund - Fund invests in common stock of The Home Depot, Inc. Effective September 17, 2008, this fund was frozen with respect to new contributions.

•	TimesSquare Mid-Cap Growth Strategy Fund - Fund is a separate account that invests in common and preferred stock of U.S. mid-sized companies that display strong growth prospects.

•
Rainier Large-Cap Growth Fund(1) - Fund is a separate account that invests in the common stock of large-cap and select mid-cap companies that the portfolio management team believes demonstrate the potential for superior earnings growth while trading at reasonable valuations in order to maximize long-term capital appreciation.

•	TS&W Small-Cap Value Fund - Fund is a separate account that invests in common stocks of small companies that are believed to be undervalued relative to the market and industry peers.

•	Stephens Small-Cap Growth Fund(2) - Fund is a separate account that invests in small-cap companies that exhibit an attractive combination of growth and value.

•	JP Morgan Stable Value Fund - Fund invests in high quality fixed income securities (see Note 3).

•	BlackRock LifePath Portfolios - Fund is a collective trust that invests in stocks, bonds, real estate and commodities.

•
BlackRock U.S. Debt Index Fund - Fund is a collective trust that invests in a diversified portfolio of debt securities seeking to match the Barclays Capital U.S. Aggregate Bond Index, including U.S. Treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

•	BlackRock Equity Index Fund - Fund is a collective trust that invests in the common stocks included in the Standard & Poor's 500 Index.

•
BlackRock Balanced Fund - Fund is a synthetic fund that invests approximately 60% of its assets in the BlackRock Equity Index Fund (which invests in equity securities - stocks) with the remainder of the fund invested in the BlackRock U.S. Debt Index Fund (which invests in fixed income securities - bonds).

•
Dodge & Cox Stock Fund - Fund invests in a registered investment company that invests in common stocks of companies that the fund's managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•
CRM Mid-Cap Value Fund(1) - Fund invests in a registered investment company that seeks to achieve long-term capital appreciation by investing in the stocks of companies that are trading at a discount to the manager's estimate within the mid-cap value universe.

•
Dodge & Cox International Stock Fund - Fund invests in a registered investment company that invests in a diversified portfolio of equity securities issued by non-U.S. companies to provide long-term growth.

•
Schwab PCRA - The brokerage window provides the freedom to invest in a wide range of investment choices, including no-load, no transaction-fee mutual funds, stocks listed on major exchanges, exchange-traded funds and individual bonds, certificates of deposit and other fixed income investments.

—————

(1)
Effective July 1, 2014, the Rainier Large-Cap Growth Fund and the CRM Mid-Cap Value Fund will be replaced by the T. Rowe Price Institutional Large-Cap Growth Fund and the Wedge Mid-Cap Value Fund, respectively.

(2)	Effective October 1, 2013, the Cadence Small-Cap Growth Fund was replaced by the Stephens Small-Cap Growth Fund.
The Master Trust's investments in separate accounts and collective trust funds are not subject to restrictions regarding redemptions, and there are no unfunded commitments to the funds.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

(7) Investment in Master Trust
The assets of the Plan are held in a Puerto Rico trust which is invested in a Master Trust administered by The Northern Trust Company. At December 31, 2013 and 2012, the Plan's interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder holding the remaining interest. Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.
The net assets of the Master Trust as of December 31, 2013 and 2012 were as follows:

	2013	2012
Assets:
Investments:
The Home Depot, Inc. Common Stock Fund	$874,747,718	$746,060,615
Separate accounts: common stocks	798,513,073	585,591,696
Stable value fund	480,390,797	518,058,064
Collective trust funds	1,765,460,605	1,396,044,039
Registered investment funds	976,876,443	655,777,394
Brokerage window	68,411,221	52,337,606
Total investments	4,964,399,857	3,953,869,414
Receivables:
Due from broker	2,310,743	6,441,997
Other receivables	240,319	230,347
Total receivables	2,551,062	6,672,344
Total assets	4,966,950,919	3,960,541,758
Liabilities:
Accrued liabilities	1,836,030	1,745,976
Total liabilities	1,836,030	1,745,976
	4,965,114,889	3,958,795,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(959,920)	(11,756,384)
Net assets	$4,964,154,969	$3,947,039,398
Investment income for the Master Trust for the years ended December 31, 2013 and 2012 was as follows:

	2013	2012
Investment Income:
Net appreciation in fair value of investments:
The Home Depot, Inc. Common Stock Fund	$235,738,480	$261,323,758
Separate accounts: common stocks	223,958,895	86,474,077
Collective trust funds	229,952,118	125,894,134
Registered investment funds	215,829,425	100,570,260
Brokerage window	9,933,890	2,901,303
Net appreciation in fair value of investments	915,412,808	577,163,532
Dividends and interest income	48,683,013	45,990,643
Total investment income	$964,095,821	$623,154,175

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

(8) Fair Value Measurements
The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 - inputs use unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

•
Level 2 - inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 - inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
The following tables set forth by level within the fair value hierarchy the Master Trust's investments measured at fair value on a recurring basis, as of December 31, 2013 and 2012. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stocks:
The Home Depot, Inc. Common Stock Fund	$874,747,718	$—	$—	$874,747,718
Separate accounts:
Large U.S. Equity	57,315,351	—	—	57,315,351
Mid U.S. Equity	515,502,928	—	—	515,502,928
Small U.S. Equity	197,463,764	—	—	197,463,764
International Equity	28,231,030	—	—	28,231,030
Stable value fund	—	480,390,797	—	480,390,797
Collective trust funds:
Lifestyle	—	653,104,145	—	653,104,145
Bond	—	375,475,464	—	375,475,464
Large U.S. Equity	—	694,706,822	—	694,706,822
Short-Term Investment	42,174,174	—	—	42,174,174
Registered investment funds:
Large U.S. Equity	404,999,955	—	—	404,999,955
Mid U.S. Equity	49,140,127	—	—	49,140,127
International Equity	522,736,361	—	—	522,736,361
Brokerage window	68,411,221	—	—	68,411,221
Total investments at fair value	$2,760,722,629	$2,203,677,228	$—	$4,964,399,857

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks:
The Home Depot, Inc. Common Stock Fund	$746,060,615	$—	$—	$746,060,615
Separate accounts:
Large U.S. Equity	37,454,378	—	—	37,454,378
Mid U.S. Equity	394,435,719	—	—	394,435,719
Small U.S. Equity	136,964,219	—	—	136,964,219
International Equity	16,737,380	—	—	16,737,380
Stable value fund	—	518,058,064	—	518,058,064
Collective trust funds:
Lifestyle	—	511,721,772	—	511,721,772
Bond	—	360,848,612	—	360,848,612
Large U.S. Equity	—	491,984,536	—	491,984,536
Short-Term Investment	31,489,119	—	—	31,489,119
Registered investment funds:
Large U.S. Equity	279,716,058	—	—	279,716,058
Mid U.S. Equity	28,631,155	—	—	28,631,155
International Equity	347,430,181	—	—	347,430,181
Brokerage window	52,337,606	—	—	52,337,606
Total investments at fair value	$2,071,256,430	$1,882,612,984	$—	$3,953,869,414
The Plan's interest in the Master Trust investment in the JP Morgan Stable Value Fund is a Level 2 investment. The fair value of units held in certain collective trust funds are based on their net asset values, as the Plan elected the practical expedient under the accounting guidance to measure the fair value of certain funds that use net asset value per unit. Net asset values are reported by the funds and are supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). There are no restrictions on the ability of investors to redeem any of the above investments at December 31, 2013 and 2012.
(9) Related-Party Transactions
Certain Plan investments included in the Master Trust include shares of common stock issued by the Parent Company. At December 31, 2013 and 2012, the Plan held a combined total of 19,568 and 22,652 shares valued at approximately $82.34 and $61.85 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by the Parent Company totaling $31,756 and $29,439 for the years ended December 31, 2013 and 2012, respectively. These transactions constitute party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Company, and the Company is the Plan sponsor. The Plan paid fees to The Northern Trust Company of $1,367 and $1,366 for the years ended December 31, 2013 and 2012, respectively.
(10) Plan Amendments and Other Plan Changes
The Plan was amended effective January 1, 2012 to (a) incorporate the various changes the PRIRC of 2011 made to the local tax rules on qualified retirement plans, such as: (i) adding maximum limits on a participant's annual compensation and the amount that may be contributed to a participant's plan account during a given calendar year, (ii) adopting a new definition of “highly compensated employee” to be used for nondiscrimination testing purposes, and (iii) replacing the various references to the sections of the PRIRC of 1994 with references to the relevant sections of the PRIRC of 2011; and (b) to bring the provisions of the Plan in conformity with the relevant provisions of The Home Depot FutureBuilder, including (i) adopting similar definitions of: “Compensation”, “Company Stock Fund”, Leave of Absence”, and “Qualified Military Service”, (ii) eliminating references to the ESOP Contributions previously made under both plans, (iii) incorporating rules regarding the investment of participant accounts through a brokerage account, and (iv) incorporating the September 17, 2008 freeze of the Company Stock Fund.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Notes to Financial Statements
December 31, 2013 and 2012

(11) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31 (as expected to be filed for 2013 and as filed for 2012):

	2013	2012
Net assets available for benefits	$14,325,664	$11,722,375
Deemed distributions	(3,740)	(57,492)
Participant withdrawals payable	(7,724)	(486)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	7,687	92,379
Net assets available for benefits - Form 5500	$14,321,887	$11,756,776

Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements and Form 5500 as of December 31 (as expected to be filed for 2013 and as filed for 2012):

	2013	2012
Increase in net assets per statement of changes in net assets available for benefits	$2,603,289	$2,044,076
Deemed distributions	53,752	14,472
Participant withdrawals payable	(7,238)	2,382
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	(84,692)	60,530
Net income - Part II Line K Form 5500	$2,565,111	$2,121,460

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$42	—	$42	—	—

See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust, at fair value		$12,142,463
	Notes receivable from participants	Notes with interest rates generally ranging from 4.25% to 9.25% and maturity dates through January 18, 2018	2,190,888
			$14,333,351

*Indicates party-in-interest included in Master Trust.

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder for Puerto Rico

Date:	June 19, 2014	By:	/s/ Lex McGraw
Lex McGraw
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date:	June 19, 2014	By:	/s/ Dwaine A. Kimmet
Dwaine A. Kimmet
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

Date:	June 19, 2014	By:	/s/ Scott Smith
Scott Smith
Member of The Home Depot
FutureBuilder for Puerto Rico
Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm